EXHIBIT 99.1

EDAP Reports Strong Year-over-Year Revenue Growth in Second Quarter 2015

  Second quarter 2015 revenue increased 39% year-over-year to EUR 7.8 million (USD 8.7 million)
  Second Quarter 2015 HIFU revenues increased 55% year-over-year
  Strong and increased cash position at €11.8 Million on June 30, 2015.
  Formal complete response to recent FDA Letter submitted on Friday, August 21, 2015
  First Focal One® Device sold in Italy
  Recorded sale of Focal One® at prominent MediPôle Partenaires Hospital Group in France

LYON, France, Aug. 26, 2015 (GLOBE NEWSWIRE) -- EDAP TMS SA (Nasdaq:EDAP), the global leader in therapeutic ultrasound, today announced financial results for the second quarter ended June 30, 2015 and provided an update on recent strategic developments.

Marc Oczachowski, EDAP's Chief Executive Officer, stated, "In the second quarter, we achieved solid year-over-year revenue growth in both our HIFU and Lithotripsy divisions, which led the Company to near breakeven on an operational basis. This is rewarding to see how close we are to breakeven, without being yet in the US with HIFU."

Mr. Oczachowski added, "As we announced previously, we received FDA comments ('Deficiency List') to our Direct De Novo 510(k) petition in July, and we are proud to say that, as we anticipated, we have provided all formal responses in a timely manner. We are excited about this further progress in the process with FDA and continue to closely work on the file with the Agency."

Second Quarter 2015 Results

Total revenue for the second quarter 2015 was EUR 7.8 million (USD 8.7 million), a 39.1% year-over-year increase compared to EUR 5.6 million (USD 7.7 million) for the second quarter 2014.

Total revenue in the HIFU business for this quarter was EUR 2.3 million (USD 2.6 million) compared to EUR 1.5 million (USD 2.1 million) for the second quarter 2014. HIFU revenue included the sale of two Focal One systems.

For the three months ended June 30, 2015, total revenue for the Lithotripsy division was EUR 5.5 million (USD 6.1 million), compared to EUR 4.1 million (USD 5.7 million), during the year ago period.

Gross profit for the first quarter 2015 was EUR 3.3 million (USD 3.7 million), compared to EUR 1.8 million (USD 2.5 million) for the year ago period. Gross profit margin on net sales was 42.5% in the second quarter of 2015, compared to 32.0% in the year ago period.

Operating expenses were EUR 3.6 million (USD 3.9 million) for the second quarter 2015, compared to EUR 3.4 million (USD 4.7 million) for the same period in 2014.

Operating loss for the second quarter 2015 was EUR 0.2 million (USD 0.2 million), compared with EUR 1.6 million (USD 2.2 million) in the second quarter of 2014.

Net income for the second quarter 2015 was EUR 0.5 million (USD 0.5 million), or EUR 0.02 per diluted share, as compared to a net loss of EUR 5.3 million (USD 7.2 million), or EUR 0.23 per diluted share, in the year ago period. Net income in the second quarter of 2015 included non-cash interest income of EUR 1.0 million to adjust the accounting fair value of the outstanding warrants.

First Six Months 2015 Results

Total revenue for the first half of 2015 was EUR 14.1 million (USD 15.6 million), up 4.9% compared to EUR 13.4 million (USD 18.0 million) for the first half of 2014.

Gross profit for the first half of 2015 was EUR 5.9 million (USD 6.6 million) and gross profit margin was 42.1%, compared to 40.1 % in the year ago period.

Operating loss for the first half of 2015 was EUR 0.8 million (USD 0.9 million), an improvement of EUR 0.2 million from EUR 1.0 million (USD 1.4 million) in the first six months of 2014.

Net loss for the first half of 2015 was EUR 2.0 million (USD 2.2 million), or EUR 0.08 per diluted share, as compared to net loss of EUR 4.4 million (USD 5.9 million), or EUR 0.20 per diluted share, in the first half of 2014. Net loss in the first half of 2015 included a non-cash interest expense of EUR 1.3 million to adjust the accounting fair value of the outstanding warrants.

At June 30, 2015, cash and cash equivalents, including short-term treasury investments, were EUR 11.8 million (USD 13.2 million).

Conference Call

EDAP will hold a conference call on August 27, 2015 at 8:30 am. EDT to discuss the results and provide an update on recent business developments. The dial-in numbers are 1-888-348-6419 in the U.S., and 1-412-902-4235 for international callers. The conference ID number for both is 10071254. A live webcast of the conference call will be available online from the investor relations page of the Company's corporate website at www.edap-tms.com.

After the live event, the webcast will remain available on EDAP's website, www.edap-tms.com, through September 23, 2015. In addition, a dial-in replay of the call will be available until September 3, 2015. The replay dial-in numbers are 1-877-870-5176 for domestic callers and 1-858-384-5517 for international callers. Please use event passcode 10071254.

About EDAP TMS SA

EDAP TMS SA markets today Ablatherm® for high-intensity focused ultrasound (HIFU) treatment of localized prostate cancer outside the U.S. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. Ablatherm-HIFU is approved for commercial distribution in Europe and some other countries including Mexico and Canada. EDAP TMS is currently pursuing a Direct De Novo 510(K) petition in parallel to a PMA for Ablatherm clearance by the U.S. FDA. The Company also markets an innovative robot-assisted HIFU device, the Focal One®, dedicated to focal therapy of prostate cancer. Focal One® is CE marked but is not FDA approved. The Company also develops its HIFU technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and distributes medical equipment (the Sonolith® lithotripters' range) for the treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL) in most countries including Canada and the U.S. For more information on the Company, please visit http://www.edap-tms.com, and http://www.hifu-planet.com.

Forward-Looking Statements

In addition to historical information, this press release may contain forward-looking statements. Such statements are based on management's current expectations and are subject to a number of risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others the uncertainties of the U.S. FDA clearance process, the clinical status and market acceptance of our HIFU devices and the continued market potential for our lithotripsy device. Factors that may cause such a difference also may include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F. Ablatherm-HIFU treatment is in clinical trials, but not FDA-cleared or marketed in the United States.

EDAP TMS S.A.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands of Euros and U.S. Dollars, except per share data)

	Three Months Ended:		Three Months Ended:
	June 30, 2015 Euros	June 30, 2014 Euros	June 30, 2015 $US	June 30, 2014 $US
Sales of goods	5,357	3,342	5,948	4,589
Net Sales of RPP and Leases	1,090	1,024	1,210	1,407
Sales of spare parts and Services	1,388	1,269	1,541	1,743
TOTAL NET SALES	7,834	5,635	8,699	7,738
Other revenues	2	(3)	2	(4)
TOTAL REVENUES	7,836	5,632	8,701	7,734
Cost of goods	(2,996)	(2,344)	(3,327)	(3,219)
Cost of RPP and Leases	(648)	(636)	(720)	(874)
Cost of spare parts & services	(861)	(849)	(956)	(1,166)
Cost of sales	(4,505)	(3,829)	(5,002)	(5,258)

GROSS PROFIT	3,331	1,803	3,699	2,476
Research & development expenses	(739)	(932)	(820)	(1,279)
Marketing & Sales expenses	(1,859)	(1,623)	(2,064)	(2,228)
G & A expenses	(950)	(853)	(1,055)	(1,171)
Total operating expenses	(3,548)	(3,407)	(3,940)	(4,679)

OPERATING PROFIT (LOSS)	(217)	(1,604)	(241)	(2,203)
Interest (expense) income, net	1,005	(3,814)	1,116	(5,237)
Currency exchange gains (loss), net	(262)	161	(291)	221
Other income (loss), net	--	(1)	--	(2)

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	526	(5,259)	584	(7,222)
Income tax (expense) credit	(39)	(7)	(43)	(9)

NET INCOME (LOSS)	487	(5,265)	541	(7,231)
Earning per share – Basic	0.02	(0.23)	0.02	(0.32)
Average number of shares used in computation of Basic EPS	24,958,174	22,756,337	24,958,174	22,756,337
Earning per share – Diluted	0.02	(0.23)	0.02	(0.32)
Average number of shares used in computation of Diluted EPS	27,016,460	22,756,337	27,016,460	22,756,337

NOTE: Translated for convenience of the reader to U.S. dollars at the 2015 average three months noon buying rate of 1 Euro = 1.1104 USD, and 2014 average three months noon buying rate of 1 Euro = 1.3732 USD.

EDAP TMS S.A.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands of Euros and U.S. Dollars, except per share data)

	Six Months Ended :		Six Months Ended :
	June 30, 2015 Euros	June 30, 2014 Euros	June 30, 2015 $US	June 30, 2014 $US
Sales of goods	9,103	8,756	10,095	11,769
Net Sales of RPP and Leases	2,119	2,023	2,350	2,719
Sales of spare parts and Services	2,830	2,618	3,138	3,519
TOTAL NET SALES	14,052	13,397	15,584	18,006
Other revenues	2	--	2	--
TOTAL REVENUES	14,054	13,397	15,586	18,006
Cost of goods	(5,042)	(5,159)	(5,591)	(6,934)
Cost of RPP and Leases	(1,292)	(1,141)	(1,433)	(1,534)
Cost of spare parts & services	(1,809)	(1,730)	(2,006)	(2,325)
Cost of sales	(8,143)	(8,030)	(9,030)	(10,793)

GROSS PROFIT	5,911	5,367	6,556	7,214
Research & development expenses	(1,512)	(1,618)	(1,677)	(2,174)
Marketing & Sales expenses	(3,408)	(3,064)	(3,780)	(4,118)
G & A expenses	(1,830)	(1,732)	(2,030)	(2,328)
Total operating expenses	(6,750)	(6,413)	(7,486)	(8,620)

OPERATING PROFIT (LOSS)	(839)	(1,046)	(931)	(1,406)
Interest (expense) income, net	(1,344)	(3,554)	(1,491)	(4,778)
Currency exchange gains (loss), net	303	216	336	290
Other income (loss), net	(3)	(4)	(3)	(6)

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(1,884)	(4,389)	(2,089)	(5,899)
Income tax (expense) credit	(69)	(36)	(77)	(49)

NET INCOME (LOSS)	(1,953)	(4,425)	(2,166)	(5,948)

Earning per share – Basic	(0.08)	(0.20)	(0.09)	(0.27)
Average number of shares used in computation of Basic EPS	24,926,627	22,273,003	24,926,627	22,273,003
Earning per share – Diluted	(0.08)	(0.20)	(0.09)	(0.27)
Average number of shares used in computation of Diluted EPS	24,926,627	22,273,003	24,926,627	22,273,003

NOTE: Translated for convenience of the reader to U.S. dollars at the 2015 average six months noon buying rate of 1 Euro = 1.1090 USD, and 2014 average six months noon buying rate of 1 Euro = 1. 3441USD.

EDAP TMS S.A.
CONSOLIDATED BALANCE SHEETS HIGHLIGHTS (Amounts in thousands of Euros and U.S. Dollars)

	June 30, 2015 Euros	Mar. 31, 2015 Euros	June 30, 2015 $US	Mar. 31, 2015 $US

Cash, cash equivalents and short term investments	11,851	11,285	13,219	12,121
Total current assets	28,442	26,792	31,725	28,778
Total current liabilities	13,942	12,021	15,552	12,912
Shareholders' Equity	13,383	12,829	14,928	13,780

NOTE: Translated for convenience of the reader to U.S. dollars at the noon buying rate of 1 Euro = 1.1154 USD, on June 30, 2015 and at the noon buying rate of 1 Euro = 1.0741 USD, on March 31, 2015.

EDAP TMS S.A.
CONDENSED STATEMENTS OF OPERATIONS BY DIVISION
SIX MONTHS ENDED JUNE 30, 2015
(Amounts in thousands of Euros)

	HIFU Division		UDS Division		FDA Trials	Corporate	Total After Consolidation
Sales of goods	2,318		6,785				9,103
Sales of RPPs & Leases	1,297		822				2,119
Sales of spare parts & services	333		2,497				2,830
TOTAL NET SALES	3,948		10,104				14,052

Other revenues	2		--				2

TOTAL REVENUES	3,950		10,104				14,054

GROSS PROFIT	2,158	55%	3,753	37%			5,911	42%
(% of Total Revenues)

Research & Development	(745)		(455)		(312)		(1,512)
Total SG&A plus depreciation	(1,504)		(3,014)			(721)	(5,238)

OPERATING PROFIT (LOSS)	(91)		284		(312)	(721)	(839)
CONTACT: Blandine Confort
         Investor Relations / Legal Affairs
         EDAP TMS SA
         +33 4 72 15 31 72
         bconfort@edap-tms.com

         Investors:
         Lee Roth
         The Ruth Group
         646-536-7012
         lroth@theruthgroup.com